UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

7 Sapir St.
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-192720.

KAMADA LTD.

The Notice and Proxy Statement for the Extraordinary General Meeting of Shareholders of Kamada Ltd. (the “Company”) to be held on January 28, 2014 is attached as Exhibit 99.1 to this report on Form 6-K and supersedes and replaces in its entirety the Notice of Extraordinary General Meeting of Shareholders attached as Exhibit 99.1 to the Form 6-K furnished by the Company on December 10, 2013.

The following exhibits are attached:

99.1	Notice and Proxy Statement for the Extraordinary General Meeting of Shareholders to be held on January 28, 2014.

99.2	Form of Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAMADA LTD.

Date: December 24, 2013	By:	/s/ Gil Efron
Gil Efron
Chief Financial Officer